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                             August 10, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2023
                                                            File No. 333-273326

       Dear Brad K. Heppner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 19, 2023

       General

   1. We note that you have incorporated by reference disclosure from your 10-K and other existing Exchange Act
filings. Since Beneficient is a successor issuer to a shell company, you do not appear to be
eligible to incorporate by reference, and will not be able to do so until three years after
the completion of the business combination. Please refer to General
                                                        Instruction VII.D of
Form S-1 and refer to the Staff Statement on Select Issues Pertaining to Special Purpose
Acquisition Companies issued March 31, 2021. Revise the Form S-1 to provide all
disclosure required by the form that currently is incorporated by reference, including, but not
limited to the management's discussion and analysis, financial statements, risk
factors and the description of your business.
   2. A July 2023 Wall Street Journal article reported that millions of dollars in payments were
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         made from you to your CEO, Brad Heppner, and his related entities including:
             $156.5 million to HCLP Nominees, L.L.C, a Hepner-related financial trust;
             $14.2 million to Bradley Capital Company, L.L.C., which was used to pay for a private jet; and
             $3.1 million to The Heppner Endowment for Research Organizations, L.L.C.
             (   HERO   ) and Research Ranch Operating Company, L.L.C.
("RROC"), which are
             related to the Bradley Oaks Ranch (Mr. Hepner's ranch).
         We also note that you disclose a number of related party transactions with entities that Mr.
         Heppner has an interest. In order for investors to better understand the extent of Mr.
         Heppner's interest my be different from your shareholders, provide a tabular presentation detailing all payments made to Mr. Heppner as well as to present any rights to payments, securities or other cash flows that are senior to those of your common shareholders.
3. Please provide all of the information required by the applicable provisions of Item 404 of
         Regulation S-K, including the following:
             On page 170 of your annual report on Form 10-K for fiscal year ended March 31,
             2023, you stated that Messrs. Jon and Steven Sabes contributed 1,452,155 shares of
             GWG   s common stock to a limited liability company (   SPV   )
owned by a Related
             Entity and an entity held by one of the current directors of Ben Management, the general partner of BCG, in exchange for certain equity interests
in the SPV.    Related
             Entity    or "Related Entities" include certain trusts that are
directly or indirectly
             controlled by your CEO, Brad Heppner, and those entities are directly or indirectly held by such trusts. Please disclose the names of the Related Entities, Mr. Heppner's relationship with the Related Entities, and the amount of shares received by each
             Related Entity, etc.
             On pages 170 to 171 of your annual report on Form 10-K for fiscal year ended March
             31, 2023, you stated that on May 31, 2019, certain trusts included in the ExAlt Plan
             (the    LiquidTrust Borrowers   ) executed a Promissory Note
payable to GWG Life for
             a principal amount of $65.0 million that matures on June 30, 2023. Please disclose the names of the trusts and the basis on which such trusts are related persons.
             On pages 172 of your annual report on Form 10-K for fiscal year ended March 31,
             2023, you stated that on May 15, 2020, you, through your BCC subsidiary, executed a term sheet with the lender, HCLP, a Related Entity, to amend the First Lien Credit
             Agreement and Second Lien Credit Agreement dated September 1, 2017 and
             December 28, 2018, respectively. Please disclose the basis on which HCLP is a related person.
             On page 174 of your annual report on Form 10-K for fiscal year ended March 31,
             2023, you stated that in connection with the Second Amended and Restated
             Agreements, BHI, a Related Entity that owns a majority of the Class S Ordinary
             Units, Class S Preferred Units, Preferred A-0 Unit Accounts, Preferred A-1 Unit
             Accounts, and BCH FLP-1 Unit Accounts issued by BCH, will grant certain tax-
             related concessions to HCLP as may be mutually agreed upon between the parties.
             Please disclose the basis on which BHI is a related person.
             On page 175 of your annual report on Form 10-K for fiscal year ended March 31,
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              2023, under the heading "Relationship with Ben Securities," you made a general statement that Ben Securities creates various conflicts of interest and incentives because, through your ownership of Ben Securities, you and your owners and employees receive profit participation, equity incentives or similar benefits, including your CEO, Ben Heppner. Please disclose names of the related persons, and the approximate dollar amount involved in the transactions, etc. as required by Item 404 of Regulation S-K.
                On page 178 of your annual report on Form 10-K for fiscal year ended March 31,
              2023, under the heading "Administrative Services Agreement between Constitution
              Private Capital Company, L.L.C. (   Constitution   ) and
Beneficient USA," you stated
              that Constitution is an entity owned 50.5% by BHI and 49.5% by BMP and that it was acquired by a Related Entity in 1996. You further state on page 20 of your Form
              10-K that BMP is owned by certain of your directors and senior employees. Please disclose the Related Entity that purchased Constitution, the identity and ownership percentages of the directors/employees that own BMP, as well as any relationship between Constitution/BMP and your CEO Brad Heppner.
                On page 178 of your annual report on Form 10-K for fiscal year ended March 31,
              2023, under the heading "Relationship with The Heppner Endowment for Research
              Organizations, L.L.C. ('HERO') and Research Ranch Operating Company, L.L.C.
              ('RROC')," you stated that HERO and RROC are indirectly owned by a Related
              Entity. Please disclose the Related Entity, any relationship between the Related Entity and your CEO, Brad Heppner.
                On page 179 of your annual report on Form 10-K for fiscal year ended March 31,
              2023, under the heading "Relationship between Ben and Hicks Holdings LLC," you stated that Hicks Holdings LLC, an entity associated with one of your current directors, is one of the owners and serves as the manager of a limited liability company and that a Related Entity also has ownership in the limited liability company. Please disclose the director associated with Hicks Holdings, the name of the limited liability company Hicks Holdings serves as a manager of, and the name of the Related Entity that has any ownership in the limited liability company.
                On page 180 of your annual report on Form 10-K for fiscal year ended March 31,
              2023, under the heading "Services provided by representatives of Ben and the trusts associated with the loans," you stated that an independent party currently serves as trustee for the LiquidTrusts and certain of the other trusts in the associated ExAlt
              Plan but that previously an employee of yours and another individual served as co-
              trustees for these trusts. Please disclose the names of the other trusts, the names of the employee and the other individual that served as co-trustees if those parties remain your related parties to or any of your subsidiaries.
                On page 185 of your annual report on Form 10-K for fiscal year ended March 31,
              2023, under the heading "BCH FLP Unit Accounts," you stated that BCH issued the
              BCH FLP-3 Unit Accounts to an entity controlled and directly or indirectly owned by your CEO, Brad Heppner. Please disclose the name of the entity in question and Mr.
              Heppner's role in and ownership of such entity.
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Prospectus Summary
Forward Purchase Agreement, page 5

4. We note your disclosure related to the Prepaid Forward Purchase Agreement between you and RiverNorth SPAC Arbitrage Fund. Please revise to disclose who RiverNorth agreed to purchase the shares from. In this regard we note that Section
(1)(a)(i) of the Form of
         Prepaid Forward Purchase Agreement filed as Exhibit 10.27 refers to "redeeming shareholders" without identifying the shareholders. In addition, disclose if any of the redeeming shareholders are your related parties. If applicable, include this agreement in the related party transactions section of the registration statement or advise.
Risk Factors, page 9

5. Please revise your risk factor disclosure to discuss risks associated with your access to additional financial resources. The risk factor should include a discussion of the equity line and the possibility that you may not have access to the full amount available to you under the equity line.
6. We note that on page 55 of your Form 10-K for the fiscal year ended March 31, 2023, you
         stated that on June 29, 2023 you had received a    Wells Notice
from the staff of the
         SEC   s Division of Enforcement, "stating that the Staff has made a preliminary
         determination to recommend that the SEC file a civil enforcement action against [you]
         alleging violations of certain provisions of the Securities Act and the Securities Exchange
         Act relating to your association with GWG Holdings." We further note that you stated other parties, including your CEO, Brad Heppner, also received Wells Notices related to the investigation of GWG Holdings. Please revise your disclosure of the SEC investigation to provide the information required under Item 103 of Regulation S-K, in particular a description of the factual basis alleged to underlie the contemplated proceedings. Please also revise to include a separate risk factor that discusses any potential material consequences and penalties you may face if the SEC proceeds with enforcement actions related to the Wells Notice including financial penalties and sanctions and the risk of losing the ability to sell securities using the Regulation D exemption.
7. We note your disclosure on page iv that GWG Holdings Inc., one of your significant equity holders, filed a voluntary petition for reorganization under Chapter 11 of the United
         States Bankruptcy Code, and the Bankruptcy Court for the Southern District of Texas
         confirmed GWG Holdings Inc.   s bankruptcy plan. We further note that
per your annual
         report on Form 10-K for the fiscal year ended March 31, 2023, GWG Holdings Inc. as of
         July 10, 2023 owned 169,751,487 shares or 72.4% of your Class A common stock. Please include a separate risk factor discussing both quantitatively and qualitatively the possible dilutive effect on your shares that could occur if the court orders the liquidation of GWG
         Holdings Inc.'s assets, including their holdings of your Class A common stock, and the selling of those shares in the open market.
8. Please provide a separate risk factor that discusses, in detail, the related party transfer of
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         funds received by Beneficient to related parties. In particular, the revised risk factor should address any payments or other interests held by your CEO, Brad Heppner, directly or as a beneficial owner/beneficiary, whether held through trusts, or other holdings. The disclosure should address both material holdings and aggregate holdings that:
             Have an ownership interest in Beneficient; or Have provided credit or funds that have a priority interest in
Beneficient or its
              component parts, or in the event of bankruptcy, compared to the common shareholders.
         Please further discuss the conflict of interest that could arise from a conflict between Mr.
         Heppner's financial interests and those of Beneficient's shareholders.
9. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale on the two additional registration statements on Form
         S-1 filed on July 19, 2023, as well as the securities that may be sold by RiverNorth under the forward purchase agreement. Also disclose that even though the current trading price is significantly below the SPAC IPO price, some of the selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
10. We also note that you did not timely file a Form 10-K for the year ended March 31, 2023.
         Please update and revise your risk factor section to include a risk factor similar to the last risk factor on page 59 of the 10-K filed for the fiscal year ended March 31, 2023. The new risk factor should state that you did not timely file the report, the reasons for the late report, and to assess the risks of continued inability to make timely filings.
11. Revise to add risk factor disclosure to disclose that the securities obtained by the
         RiverNorth may create an artificial ceiling for your securities, as the purchaser has an incentive to recover its investment. Also note that, if the market price for your securities remain below the designated price, you may be obligated to issue senior preferred securities to RiverNorth, and you may never gain access to the full $20 million in reserved funds.
Plan of Distribution, page 49

12. Please clarify how the provisions of Regulation M may prohibit YA II PN, Ltd. and any other participants in the distribution of your securities from:
             Engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
             Purchasing shares in the open market while the equity line is in effect.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brad K. Heppner
Beneficient
August 10, 2023
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                           Sincerely,
FirstName LastNameBrad K. Heppner
                                                           Division of
Corporation Finance
Comapany NameBeneficient
                                                           Office of Finance
August 10, 2023 Page 6
cc:       Matthew L. Fry
FirstName LastName